EX 8.2

LIST OF SUBSIDIARIES OF Velti PLC
As of December 31, 2011, we had the following significant subsidiaries:

Subsidiary name	Proportion held	Country of operation	Nature of activities
Velti Limited	100%	U.K.	Holding company
Velti DR Limited	100%	U.K.	Mobile marketing and advertising
Velti USA, Inc.	100%	U.S.	Mobile marketing and advertising
Mobclix, Inc.	100%	U.S.	Mobile marketing and advertising
Velti S.A.	100%	Greece	Mobile marketing and advertising
Velti Platforms and Services Limited	100%	Cyprus	Mobile marketing and advertising
Velti Mobile Platforms Limited	100%	British Virgin Islands	Mobile marketing and advertising
Mobile Interactive Group Limited	100%	U.K.	Mobile marketing and advertising
Velti Mobile Marketing Technology LLC	100%	Russia	Mobile marketing and advertising